Exhibit 99.3

SUPPLEMENTAL INFORMATION

     As a foreign private issuer under the rules and regulations of the U.S. Securities and Exchange Commission, Fresenius Medical Care AG & Co, KGaA (hereinafter also referred to as FMC AG & Co. KGaA, the “Company”, “we” or “our”) is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius AG, our general partner and our independent directors, FMC AG & Co. KGaA has agreed to provide information to shareholders which is roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

     (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC AG & Co, KGaA and its subsidiaries and directors and officers of FMC AG & Co, KGaA, controlling persons of FMC AG & Co, KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information contained in this letter has been extracted from our amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed with the SEC (our “2006 20-F”).  Our 2006 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.fmc-ag.com.

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius AG

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA

     Our outstanding share capital consists of ordinary shares and non-voting preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obligated to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which, effective as of January 20, 2007, are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%.  The notification obligations  also apply to option agreements (excluding the 3% threshold).

     To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding ordinary shares. We have been informed that as of December 31, 2006, Fresenius AG owned 36.6% of our ordinary shares.

Security Ownership of Certain Beneficial Owners of Fresenius AG

     Fresenius AG’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

     Based on the most recent information available, Else Kröner-Fresenius Foundation owns approximately 60% of the Fresenius AG Ordinary shares. According to Allianz Lebensversicherungs AG, they hold between 5%-10% of the Fresenius AG Ordinary shares.

(ii) Trading Markets for our Securities

     The principal trading market for our ordinary shares and our preference shares is the Frankfurt Stock Exchange. The ordinary shares of Fresenius Medical Care AG (“FMC-AG”) had been listed on the Frankfurt Stock Exchange since October 2, 1996 under the symbol FME, the preference shares since November 25, 1996 under the symbol FME3. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

     Our shares are listed on the Official Market (Amtlicher Markt) of the Frankfurt Stock Exchange and on the sub-segment Prime Standard of the Official Market. The Prime Standard is a sub-segment of the Official Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IAS or US-GAAP); publication of a company calendar; convening of at least one analyst conference per year; publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX, the index of 30 major German stocks.

     Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMC_P. Upon completion of the transformation of our legal form and the conversion offer made to holders of FMC-AG’s preference shares in February 2006, 191,673 preference ADSs remained outstanding.  Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference ADSs will be highly illiquid.  In addition, the New York Stock Exchange has advised us that if the number of publicly held preference ADSs falls below 100,000, the preference ADSs are likely to be delisted. Effective February 26, 2006, the Depositary for both the Ordinary ADSs and the Preference ADSs is The Bank of New York (the “Depositary”).

     In connection with the 3-for 1 share split proposed for approval at the Annual General Meeting (see Agenda Item 7 in the Invitation to Ordinary General Meeting accompanying this Supplemental Information), the ratio of ADSs to shares under the Company’s American Depositary Receipt facilities will be changed from one (1) Ordinary ADS representing one-third (1/3) of an ordinary share and one (1) Preference ADS representing one-third (1/3) of a preference share to one (1) Ordinary ADS representing one (1) ordinary share and one (1) Preference ADS representing one (1) preference share.  No Ordinary ADSs or Preference ADSs will be issued as a result of the ratio change.

Trading on the Frankfurt Stock Exchange

     Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the seven German stock exchanges. As of December 31, 2006, the most recent figures available, the shares of 8,032 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). In floor trading, specialists are responsible for price determination and quotation for the shares supported by them. The order book in which all buy and sell orders are compiled serves as their basis. Thereby, only one Specialist is in charge of each security. In Frankfurt, for Prime and General Standard Instruments, ten investment firms serve as Specialist, also spending liquidity. Since early 2005 a performance measurement for price determination on the floor was launched. It includes minimum requirements and therefore ensures

     •     permanent quotation during trading hours

     •     best price execution (in terms of spread and speed)

     •     full execution.

     Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the Frankfurt floor. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra through their banks and brokers.

     Deutsche Börse AG publishes information for all traded securities on the Internet, webpage http://www.deutsch-boerse.com.

     Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

     The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

     The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

     The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent German federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro.

		Price per ordinary share (€)		Price per preference share (€)

		High	Low	High	Low

2007	January	105.30	101.00	100.00	95.80
2006	December	108.10	99.40	101.50	92.80
	November	106.50	101.20	99.00	93.40
	October	108.90	100.40	100.60	92.20
	September	103.60	99.20	96.80	91.00
	August	103.50	94.30	97.00	87.50
2006	Fourth Quarter	108.90	99.40	101.50	92.20
	Third Quarter	103.60	88.70	97.00	81.90
	Second Quarter	100.00	82.50	95.10	75.10
	First Quarter	99.20	85.80	94.00	75.90
2005	Fourth Quarter	89.45	74.25	79.31	63.50
	Third Quarter	76.41	69.54	65.70	56.39
	Second Quarter	70.67	60.53	57.60	43.90
	First Quarter	68.23	57.37	48.95	41.60
2006	Annual	108.90	82.50	101.50	75.10
2005	Annual	89.45	57.37	79.31	41.60
2004	Annual	63.63	49.46	45.45	33.73
2003	Annual	57.00	38.00	41.00	28.50
2002	Annual	73.00	19.98	53.90	15.17

     The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2006 were 437.042 shares and 11,650 shares, respectively. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per ordinary ADS ($)		Price per preference ADS ($)

		High	Low	High	Low

2007	January (1)	45.30	43.69	41.00	41.00
2006	December	47.60	44.20	40.00	38.50
	November	45.50	44.20	38.50	38.50
	October	45.80	42.10	38.50	38.00
	September	44.00	42.20	38.00	38.00
	August	44.50	40.40	38.00	33.30
2006	Fourth Quarter	47.60	42.10	40.00	38.00
	Third Quarter	44.50	37.80	38.00	33.30
	Second Quarter	41.40	34.50	34.80	33.30
	First Quarter	40.00	34.90	34.80	31.00
2005	Fourth Quarter	35.22	29.71	31.20	25.30
	Third Quarter	31.49	27.90	26.75	22.90
	Second Quarter	28.45	26.05	22.80	19.50
	First Quarter	29.94	25.09	21.40	18.16
2006	Annual	47.60	34.50	40.00	31.00
2005	Annual	35.22	25.09	31.20	18.16
2004	Annual	27.23	20.41	19.15	13.86
2003	Annual	23.54	13.20	16.68	9.85
2002	Annual	21.60	6.70	15.70	4.90

(1) Preference shares had only one trade during January 2007.

Dividends

     We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of the Company’s prior year unconsolidated earnings of Fresenius Medical Care AG & Co. KGaA as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the preference shares is €0.12 per share and, if we declare dividends, holders of our preference shares must receive €0.06 per share more than the dividend on an ordinary share.  In connection with the 3-for 1 share split proposed for approval at the Annual General Meeting (see Agenda Item 7 in the Invitation to Ordinary General Meeting accompanying this Supplemental Information), the preference share minimum dividend and the minimum per share amount by which preference share dividends must exceed ordinary share dividends will be reduced to €0.04 and €0.02 respectively. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

     The general partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the Annual General Meeting in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

     The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. The dividends shown for each year were paid with respect to our operations in the preceding year.

Per Share Amount	2006	2005	2004	2003

Preference Share	€1.29	€1.18	€1.08	€1.00
Ordinary Share	€1.23	€1.18	€1/02	€0.94

     The general partner’s Management Board and our Supervisory Board have proposed dividends for 2006 payable in 2007 of €1.47 per preference share and €1.41 per ordinary share. These dividends are subject to approval at the Annual General Meeting.  See Agenda Item 2 in the Invitation to Ordinary General Meeting accompanying this Supplemental Information.

     Holders of ADSs are generally entitled to receive dividends on the ordinary shares and the preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive.

Governance Matters

     American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, except for the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the NYSE requires that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards. You can review a summary of the most significant differences by going to “Corporate Governance” on the Investor Relations page of our web site, www.fmc-ag.com. You can also review our most recent declaration of compliance with the German Corporate Governance Code at “Corporate Governance – Corp. Governance Code” on the Investor Relations page of our web site.

(iii) Directors and Senior Management

General

     As a partnership limited by shares, under the German Stock Corporation Act, our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders.  Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG.  Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

     For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 6C, “Directors, Senior Management and Employees – Board Practices – The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2006 Form 20-F.

     The general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards.

The General Partner’s Supervisory Board

     The Supervisory Board of Management AG consists of six members who are elected by Fresenius AG as the sole shareholder of Management AG.  Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG, the general partner, or any affiliate of any of them.

     Each of the members of the general partner’s Supervisory Board was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of our legal form in February 2006.  Their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders of Fresenius Medical Care AG & Co. KGaA in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius AG, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius AG, as sole shareholder of the general partner.  Neither our shareholders nor the separate supervisory board of FMC-AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

     The general partner’s Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s Supervisory Board is to appoint and to supervise the general partner’s Management Board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

     The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2006.

Name	Age as of December 31, 2006

Dr. Ulf M. Schneider, Chairman	41

Dr. Dieter Schenk, Deputy Chairman	54

Dr. Gerd Krick(1)	68

Walter L. Weisman(1)(2)(3)	71

John Gerhard Kringel(1)(2)(3)	67

William P. Johnston(1)(2) (since August 30, 2006)	62

Prof. Dr. Bernd Fahrholz (1) (until August 30, 2006(4))	59

(1)	Members of the Audit Committee.

(2)	Independent director for purposes of our pooling agreement.

(3)	Representative of the Company on the Joint Committee of the Supervisory Boards of the Company and Management AG.

(4)	Prof. Dr. Fahrholz has continued to serve as a member of the Company’s Supervisory Board subsequent to his resignation from the General Partner’s Supervisory Board.

     Dr. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG from April 15, 2005. He was member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of the Supervisory Board until the effective date of the transformation when he resigned as a result of the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH, Eufets AG and Fresenius Medical Care Groupe France S.A.S., France. He is member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is member of the Board of Directors of FHC (Holdings), Ltd., Great Britain.

     DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member/Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the Supervisory Board of Fresenius AG. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, a member and vice-chairman of the Supervisory Boards of Greiffenberger AG and TOPTICA Photonics AG.

     DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form.  He is also Chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the Supervisory Board of Fresenius AG. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board.  Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Supervisory Board of Allianz Private Krankenversicherungs AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Danube University, Krems until April 30, 2006. He is also the Chairman of the Supervisory Board of Vamed AG.

     JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC and River Walk, LLC. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks. He is an Advisory Board member of Visionary Medical Device Fund.

     Dr. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form.  He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Maguire Properties, Inc. (Vice-Chairman), and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, life trustee and past Chairman of the Board of Trustees of the Los Angeles County Museum of Art, Chairman of the Board of Trustees of the Sundance Institute, and Deputy Chairman of the Board of Trustees of the Samuel H. Kress Foundation.

     WILLIAM P. JOHNSTON was elected the Supervisory Board of Management AG on August 30, 2006. He was the Chairman of the Board of Directors of Renal Care Group, Inc. until its acquisition by the Company on March 31, 2006.  Mr. Johnston is a Senior Advisor of The Carlyle Group since June 2006.  He is also a member of the Board of Directors, the Chairman of the Compliance Committee and member of the audit committee of The Hartford Mutual Funds, Inc. since May 2006. He is a member of the Board of Directors and Audit Committee of Multiplan, Inc. from July 2006.  Mr. Johnston is a member of the Board of Directors and the Investment Committee of Georgia O’Keeffe Museum.

     PROF. DR. BERND FAHRHOLZ has been a member of the Supervisory Board of Management AG since April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA.  He is partner in the law firm of Dewey Ballantine, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V. and member of the Supervisory Board of Finanzhaus Rothman AG.

The General Partner’s Management Board

     Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our Annual General Meeting in the years listed below.

     The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2006.  Each of the members of the general partner’s Management Board listed below held the same position on the Management Board of Fresenius Medical Care AG until the transformation of legal form in February 2006.

Name	Age as of Dec 31, 2006	Position	Year term expires

Dr. Ben J. Lipps	66	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2008

Roberto Fusté	54	Chief Executive Officer for Asia Pacific	2011

Dr. Emanuele Gatti	51	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010

Lawrence Rosen	49	Chief Financial Officer	2011

Dr. Rainer Runte	47	General Counsel and Chief Compliance Officer	2010

Rice Powell	51	Co-Chief Executive Officer, Fresenius Medical Care North America and President Products & Hospital Group	2011

Mats Wahlstrom	52	Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America	2011

     DR. BEN J. LIPPS became Chairman of the Management Board of Management AG and Chief Executive Officer of the Company on December 21, 2005.  He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board from September until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that, the triumphal procession of the artificial kidney — the dialyzer — commenced. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.

     DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005.  He held such positions in FMC-AG from May 1997 until the transformation of legal form.  After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.

     ROBERTO FUSTÉ became a member of the Management Board of Management AG and Chief Executive Officer for Asia-Pacific on December 21, 2005.  He held such positions in FMC-AG from January 1, 1999 until the transformation of legal form. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Before being appointed to the Management Board of FMC-AG in 1999, Mr. Fusté held several senior positions within the company in Europe and the Asia-Pacific region.

     DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005.  He was a Member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

     LAWRENCE A. ROSEN became a member of the Management Board of Management AG and Chief Financial Officer on April 8, 2005.  He held such positions in FMC-AG from November 1, 2003 until the transformation of legal form. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.

     RICE POWELL became a member of the Management Board of Management AG on December 21, 2005.  He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also a member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including Extracorporal Therapy and Laboratory Services. He has more than 25 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

     MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005.  He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He has nearly 20 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care’s services division in North America.

     The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

     The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting.  Fresenius AG, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but will, nevertheless retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future.

     The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, all of whom except Prof. Dr. Bernd Fahrholz are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of the members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. Their terms of office as members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholder of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.  Fresenius AG is barred from voting on such resolutions.  The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

     The principal functions of the Supervisory Board of FMC-AG & Co. KGaA are to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation.  The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner.  Only the Supervisory Board of Management AG, elected solely by Fresenius AG, has the authority to appoint or remove members of the general partner’s Management Board.    Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals.  The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the company’s auditors for approval by shareholders.

     For additional information regarding the Supervisory Board of FMC-AG & Co. KGaA, see See Item 6C, “Directors, Senior Management and Employees – Board Practices – The Legal Structure of FMC-AG & Co. KGaA” in our 2006 Form 20-F.

(iv)  Compensation of our Management Board and our Supervisory Board

Compensation of the Management Board of Management AG

     The following compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the principles applied to the determination of the compensation of the management board members of Fresenius Medical Care Management AG as general partner of Fresenius Medical Care AG & Co. KGaA and explains the amount and structure of the management board compensation.

     The compensation report is based mainly on the recommendations of the German Corporate Governance Code and also provides the information which is part of the notes (§ 285 German Commercial Code) and the consolidated notes (§ 314 German Commercial Code) or the management report (§ 289 German Commercial Code) and the consolidated management report (§ 315 German Commercial Code) according to the German Act on the Disclosure of Management Board Compensation.

Compensation Report of the Management Board

     The basis for the Compensation of the management board was, in its structure and amount, determined by the supervisory board of Fresenius Medical Care Management AG.

     The objective of the compensation system is to enable the members of the management board to participate in the development of the business in accordance with their tasks and performance and the successes in the structuring of the financial and economic situation of the company taking account of its comparable environment.

     The compensation of the management board is, as a whole, performance oriented and consists in the fiscal year 2006 of three elements:

•	non-performance-related compensation (basic salary)

•	performance-related compensation (variable bonus)

•	long-term incentive elements (stock options, convertible bonds)

     Furthermore, in the period under report, there are valid pension commitments applicable to two members of the management board.

     The composition of the individual elements is as follows:

     The non-performance-related compensation was paid in the fiscal year 2006 in twelve monthly installments as non-performance-related basic salary. In addition, the members of the management board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and refunds of charges and contributions to pension and health insurance.

     The performance-related compensation will be granted for the fiscal year 2006 as a variable bonus. The amount of the bonus in each case depends on the achievement of the individual and collective targets. For the total performance-related compensation, the maximum achievable bonus is fixed. The targets are measured on consolidated net income and operating income (EBIT) and cash flow, but are partially subject to a comparison with the previous year’s figures and can for another part be derived from a comparison of budgeted and actually achieved figures. Furthermore, the targets are divided into group level targets and those to be achieved in individual regions. The regional targets also include in some cases special components which are for a three-year-period and therefore only for the fiscal years 2006, 2007 and 2008 and link a special bonus component to the achievement of extraordinary financial targets in connection with special integration measures such as e. g. in connection with the acquisition of Renal Care Group, Inc. in the USA. These special components require an extraordinary increase in earnings. The special bonus component thereby consists in equal parts of cash payments and a share price related compensation based on the company’s ordinary shares. Once the annual targets are achieved, the cash is paid after the end of the respective fiscal year; the share price-related compensation to be granted yearly in these cases is subject to a three-year-vesting-period. The payment of this share price-related compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, and is, for that reason, included in the long-term incentive compensation elements.

     For the fiscal year 2006, the amount of the cash compensation of the management board of Fresenius Medical Care Management AG consists of the following:

	Non-Performance Related Compensation		Performance Related Compensation	Cash Compensation (without long-term incentive components)

	Salary (1), (2)	Other (3)	Bonus (1), (2)
	($000’S)	($000’S)	($000’S)	($000’S)
Dr. Ben Lipps	1,050	189	2,043	3,282
Roberto Fusté	370	221	421	1,012
Dr. Emanuele Gatti	584	48	1,177	1,809
Rice Powell	700	20	1,267	1,987
Lawrence A. Rosen	424	105	935	1,464
Dr. Rainer Runte	414	39	760	1,213
Mats Wahlstrom	800	17	1,448	2,265
Total:	4,342	639	8,051	13,032

(1)	Up to February 9, 2006 payment by Fresenius Medical Care AG
(2)	From February 10, 2006 payment by Fresenius Medical Care Management AG as general partner in Fresenius Medical Care AG & Co. KGaA
(3)	Includes, insurance premiums, private use of company cars, contributions to pension and health insurance and other

     As elements of long-term incentives in the fiscal year 2006, stock options on the basis of the Stock Option Plan 2006 were granted. The principles of the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 implemented newly determined in the year under report, are described in more detail in Item (v) Options to Purchase our Securities under the heading “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006” below.

     As of January 1, 2006, there were three employee participation plans secured by conditional capital in the company then still named Fresenius Medical Care AG, which entitled their participants to convertible bonds or stock options. In 2006, no further options could be issued under these plans.

     In the course of the transformation of legal form of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA, all management board members and each to the full extent exercised their right to convert their convertible bonds and stock options up to that time convertible into non-voting bearer preference shares into those convertible into bearer ordinary shares. A comparable absolute option value was thereby ensured by a conversion formula applied equally for all participants. Hereinto, the convertible bonds and stock options were reduced in number in the same proportion for all participants while, on the other hand, the exercise price for the convertible bonds and stock options converted was increased. Financially, this placed the beneficiaries into the same position as they were without the conversion of the non-voting bearer preference shares into bearer ordinary shares. Because this did not concern the conversion of bearer preference shares into bearer ordinary shares, no conversion premium was payable.

     In connection with the successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented the above-mentioned stock option plan 2006 in accordance with the approval resolution by the general meeting of May 9, 2006. Under this stock option plan 2006, a total of 762,730 stock options were issued in the year under report with effect as of July 31, 2006, 132,800 of which were granted to the members of the management board. As per December 4, 2006, the second possible issue date, no stock options were allotted to members of the management board.

     For the fiscal year 2006, the number and value of stock options issued and the value of the share price-related compensation is shown in the following table:

	Components with Long-term Incentive Effect

	Stock Options		Share-price Related Compensation

	Number	Value ($000’s)	Value ($000’s)
Dr. Ben Lipps	33,200	1,237	993
Roberto Fusté	16,600	619	0
Dr. Emanuele Gatti	16,600	619	360
Rice Powell	16,600	619	568
Lawrence A. Rosen	16,600	619	401
Dr. Rainer Runte	16,600	619	392
Mats Wahlstrom	16,600	619	648
Total:	132,800	4,951	3,362

     The values of the stock options granted to members of the management board in the financial year 2006 stated above correspond to their fair value at the time of their having been granted, namely a value of $39.08 (€29.67) per stock option. The exercise price for the stock options granted is $120.48 (€ 91.48).

     At the end of the fiscal year 2006, the members of the management board held a total of 548,197 stock options.

     On the basis of the financial targets achieved in the fiscal year 2006, rights to share price-related compensation at a value of a total of $3,362,000 were earned. The number of shares will be determined by the supervisory board on the basis of the current share price.

     The components with long-term incentive effect can be exercised only after the expiry of the vesting period. The value is recognized over the vesting period as expense in the respective fiscal year. The expenses attributable to the fiscal year 2006 are stated in the following table and are included in the overall compensation of the management board of Fresenius Medical Care Management AG.

($000’s)	Cash Compensation (without long-term incentive components)	Expenses 2006 for Long-term Incentive Components	Compensation (including Long-term Incentive Components) Total

Dr. Ben Lipps	3,282	483	3,765
Roberto Fusté	1,012	265	1,277
Dr. Emanuele Gatti	1,809	265	2,074
Rice Powell	1,987	224	2,211
Lawrence A. Rosen	1,464	246	1,710
Dr. Rainer Runte	1,213	264	1,477
Mats Wahlstrom	2,265	278	2,543
Total:	13,032	2,025	15,057

     The non-performance-related compensation elements and the basic structures of the performance-related compensation elements are agreed in the service agreements with the individual management board members. The stock options are granted by the supervisory board on a yearly basis.

Commitments to Members of the Management Board for the Event of the Ending of their Appointment

     There are individual contractual pension commitments for the management board members Dr. Emanuele Gatti and Lawrence A. Rosen. With regard to these pension commitments, Fresenius Medical Care as of December 31, 2006 had pension obligations of $1,699,000. The additions related to the service costs portion of the pension reserves in the year under report amount to $569,000. The pension commitments provide a pension and survivor benefits, depending on the amount of the most recent basic salary, from the 65th year of life, or, in the case of leaving because of professional or occupational incapacity, from the time of leaving active work. The starting percentage of 30 % increases with every year of service by 1.5 percentage points, whereby the maximum attainable amount is 45%. 30 % of the gross amount of any later income from an occupation of the management board member is credited against the pension. With the management board member Dr. Ben Lipps an individual agreement exists instead of a pension provision, to the effect that, taking account of a competitive restriction after the ending of the service agreement between him and Fresenius Medical Care Management AG, he can, for a period of ten years, act in a consultative capacity for the company. The consideration to be granted by Fresenius Medical Care Management AG in return would amount per annum in value to approximately 46 % of the non-performance related compensation elements paid to him in the fiscal year 2006.

     The management board members Dr. Emanuele Gatti, Rice Powell and Mats Wahlstrom have been granted benefits (severance payments, calculated on the basis of guaranteed simple annual income, based on the relevant basic salary) by individual agreements for the event that their employment with Fresenius Medical Care Management AG should end. One half of any additional compensation payments which the said management board members would be entitled to in connection with existing post-contractual non-competition agreements would be set-off against these compensation payments. The service agreements of management board members contain no express provisions for the case of a change of control.

Miscellaneous

     In the fiscal year 2006, no loans or advance payments of future compensation components were made to members of the management board of Fresenius Medical Care Management AG. No member of the management board received in the fiscal year 2006 payments or commitments from third parties in relation to his work as management board member.

     Fresenius Medical Care Management AG undertook, to the extent legally admissible, to indemnify the members of the management board against claims against them arising out of their work for the company and its affiliates, if such claims exceed their responsibilities under German law.

     To secure such obligations, the company concluded a Directors’ & Officers’ insurance with an appropriate excess. The indemnity applies for the time in which each member of the management board is in office and for claims in this connection after the ending of the membership of the management board in each case.

Compensation of the Supervisory Board of Fresenius Medical Care & Co KGaA and Supervisory Board of Management AG

     Our supervisory board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. See Item (iii), Directors and Senior Management, above.  Each member of our supervisory board is paid an annual retainer fee of $80,000.  The Chairman is paid twice that amount and the Deputy Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs).  In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. For the year ended December 31, 2006, we paid $421,000 in the aggregate directly to our board members. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisor board and 100% of the fees payable to its sixth board member (who is unaffiliated with FMC-AG & Co. KGaA or its the Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board), which were $382,000 in the aggregate. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

Board Practices

     As a partnership limited by shares under the German Stock Corporation Act, our corporate bodies are our supervisory board, our general partner and our general meeting of shareholders.  For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see   “The Legal Structure of FMC-AG & Co. KGaA in Item 6 of our 2006 Form 20-F.

     For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, (“Management AG”) and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item (iii), Directors and Senior Management, above. We do not have a compensation committee.  Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by the remuneration committee, and those functions, including review of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Supervisory Board. The current audit committee of the Management AG Supervisory Board consists of Dr. Gerd Krick, Walter Weisman, William P. Johnston and John Gerhard Kringel, all of whom are independent directors for audit committee pruposes. The primary function of the audit committee is to assist the general partner’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct or our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees; and

•

pre-approval of all audit and non-audit services performed by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, the accounting firm which audits our consolidated financial statements.

     In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we, together with Fresenius AG and our general partner, Management AG, established two additional committees.  These committees are:

•

A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including transactions between us and Fresenius AG with a value in excess of 0.25% of our consolidated revenue, and acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters.  A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Walter L. Weisman and John Gerhard Kringel are the designees of the Company’s supervisory board on the Joint Committee.

•

An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of three members, at least two of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of  Management AG or Fresenius AG. The Audit and Corporate Governance Committee will be responsible for reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon.  The functions of the audit committee required by the governance rules of the New York Stock Exchange and SEC Rule 10A-3 are performed by the Audit Committee of the supervisory board of the General Partner.

(v)  Options to Purchase our Securities

Stock Option Plans

Stock Option and Other Share Based Plans

Incentive plan

     During the fiscal year 2006, Fresenius Medical Care Management AG granted performance related compensation to the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share price related compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured on operating income and cash flow. These performance targets relate to a three-year-period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year and the share price-related compensation part is granted but subject to a three-year-vesting-period. The payment of the share price-related compensation part corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The expense incurred under this plan for 2006 was $3,362,000.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

     On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €12,800,000 subject to the issue of up to five million no par value bearer ordinary shares with an arithmetical value of €2.56 each.  Under the 2006 Plan, up to five million options can be issued, each of which can be exercised to obtain one ordinary share, with up to one million options designated for members of the Management Board of the General Partner, up to one million options designated for members of management boards of our direct or indirect subsidiaries and up to three million options designated for our managerial staff members and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2006 Plan.

     Options under the 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period.  The vesting of options granted is subject to satisfaction of success targets measured over a three-year period from the grant date.  For each such year, the success target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under t he 2006 Plan excludes, among other items, the costs of the transformation of our legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target.  The success target for 2006 was met but the options that vested will not be exercisable until expiration of the full 3-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period.  Upon exercise of vested options, we have the right to issue ordinary shares we own or we purchase in the market in place of increasing capital by the issuance of new shares.

     During 2006, we awarded 772,280 options, including 132,800 to members of the Management Board of the General Partner, at a weighted average exercise price of $120.68 (€91.63), a weighted average fair value of $39.05 (€29.65) each and a total fair value of $30,158,000, which will be amortized on a straight-line basis over the three year vesting period. For information regarding options granted to each member of the general partner’s management board, see “Compensation of Management Board and our Supervisory Board – Remuneration Report.”

     Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended.  Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

Other Plans

     At December 31, 2006, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan.  Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant.  Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

     Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006.  Effective May 2006, no further grants could be issued under the 2001 plan and no options were granted under the 2001 plan during 2006.

     During 1998, we adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for our key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire our Preference shares. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.

     At December 31, 2006, the Management Board members of the General Partner, held 548,197 stock options for ordinary shares and employees of the Company held 2,525,659 stock options for ordinary shares with an average remaining contractual life of 6.73 years and 122,697 stock options for preference shares with an average remaining contractual life of 5.52 years with 70,952 exercisable preference options at a weighted average exercise price of $57.12 and 959,323 exercisable ordinary options at a weighted average exercise price of $77.84.

     The number of ordinary shares issuable under the 2006 Plan, the number of ordinary shares and preference shares issuable upon exercise of options previously granted under our stock option plans and the exercise prices of such outstanding options and the conversion prices of outstanding convertible bonds will be adjusted in connection with the three-for-one share split if the share split is approved at the Ordinary General Meeting.  See Agenda Item 7 in the Invitation to Ordinary General Meeting accompanying this Supplemental Information.

(vi)	Material Transactions between FMC AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC AG & Co. KGaA

     In connection with the formation of Fresenius Medical Care AG, and the combination of the dialysis businesses of Fresenius AG and W.R. Grace & Co. in the second half 1996, Fresenius AG and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius AG and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius AG and their affiliates. Some of these agreements have been previously filed with the Securities and Exchange Commission. The following descriptions are not complete and are qualified in their entirety by reference to the agreements, copies of which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius AG than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius AG and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

     Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the Supervisory Board of Fresenius AG, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius AG.

     In the discussion below regarding our contractual and other relationships with Fresenius AG:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius AG and its affiliates” refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

Real Property Lease

     We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half 1996. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €13.2 million, which was approximately $16.6 million as of December 31, 2006, exclusive of maintenance and other costs, and is subject to escalation, based upon the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment” in our 2006 Form 20-F.

Trademarks

     Fresenius AG continues to own the name and mark “Fresenius” and its “F” logo. Fresenius AG and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius AG has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius AG’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•

to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•

to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius AG. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.

     We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius AG. Fresenius AG may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius AG will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius AG has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius AG is not confusingly similar to our marks and trade names. After the expiration of Fresenius AG’s ten-year covenant not to compete with us, Fresenius AG may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius AG is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

     Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius AG. For Biofine, the polyvinyl chloride-free packaging material, Fresenius AG has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius AG will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius AG to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius AG has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius AG’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius AG divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius AG exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius AG retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius AG licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements

     We produce most of our products in our own facilities. However, Fresenius AG manufactures some of our products for us, principally dialysis concentrates, at facilities that Fresenius AG retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius AG transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius AG.

     Our local subsidiaries and those of Fresenius AG have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2006, we sold products for $36.0 million to Fresenius AG and its non-FMC-AG & Co. KGaA affiliates and we made purchases of $52.5 million from Fresenius AG and its non-FMC-AG & Co. KGaA affiliates.

     Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets, typically having terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.

     The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

Services Agreement

     We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2006, Fresenius AG charged us approximately $37.1 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2006, we charged approximately $9.0 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.

     We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

     We are party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius AG which amended a prior Subordinated Loan Note dated May 18, 1999. Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400 million during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but Fresenius AG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term. All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in our principal bank credit agreement. Advances are subordinated to outstanding loans under the credit agreement and all of our other indebtedness. On December 31, 2006, the Company received an Advance of $3 million (€2 million) at 4.37% interest which matured on and was repaid on January 31, 2007. Interest paid to Fresenius AG during 2006 was $0.2 million.

Other Interests

     Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under 2003 Senior Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius AG, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. During 2006, Nörr Stiefenhofer Lutz was paid approximately $1.6 million for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius AG. Dr. Schenk is also the Chairman of the administration board of Else Kröner-Fresenius-Stiftung.

     Under the articles of association of FMC-AG & Co. KGaA, we are obligated to pay Fresenius AG a guaranteed return of 4% per annum on its capital investment of €1.500,000 in our general partner. This €60,000 per annum guaranteed return payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius AG in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA.  We also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board.

General Partner Reimbursement

     Management AG, the Company’s General Partner, is a 100% wholly-owned subsidiary of Fresenius AG. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2006 was approximately $7.5 million for its management services during 2006 including $0.075 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation at 4% of the amount of the General Partner’s invested capital (€1.5 million).